Exhibit 21

               Subsidiaries of State of Franklin Bancshares, Inc.

     State of Franklin Savings Bank, a Tennessee-chartered savings bank, is a wholly-owned subsidiary of State of Franklin Bancshares, Inc., as is State of Franklin Leasing Corporation, a Tennessee corporation. John Sevier Title Services, Inc., a Tennessee corporation, is a wholly owned subsidiary of State of Franklin Savings Bank. State of Franklin Real Estate, Inc., a Tennessee corporation, is a wholly owned subsidiary of State of Franklin Savings Bank. State of Franklin Statutory Trust I, a Connecticut business trust, is a business trust subsidiary of State of Franklin Bancshares, Inc.